Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

November 3, 2021

Benjamin Meeks
Special Counsel
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SG Commercial Mortgage Securities, LLC Registration Statement on Form SF-3
Filed September 9, 2021
File No. 333-259404

Dear Mr. Meeks:

We are counsel to SG Commercial Mortgage Securities, LLC (the “Registrant”). In response to the oral comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s pre-effective amendment No. 1 to the registration statement (File No. 333-259404) on Form SF-3/A-1 as filed on October 26, 2021 communicated to myself and Leah Feldman of Cadwalader Wickersham & Taft on October 29, 2021 to add a form of certification as Exhibit 36.1 to the registration statement, concurrently with this letter, the Registrant will be filing a pre-effective amendment No. 2 to the registration statement with the depositor certification included as Exhibit 36.1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ David S. Gingold

cc:	Adam Ansaldi
Michael Cohen, Esq.
Jason Norton, Esq.

David Gingold Tel +1 212 504 6386   Fax +1 212 504 6666   david.gingold@cwt.com